NO Act

P.E. 06/26/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



DIVISION OF
CORPORATION FINANCE



13002880

August 9, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 8-9-13

Daniel J. Winnike, Esq.
Fenwick & West LLP
corporatesecretary@cisco.com

Re: Cisco Systems, Inc.
Incoming letter dated June 26, 2013

Dear Mr. Winnike:

This is in response to your letters dated June 26, 2013 and July 16, 2013 concerning the shareholder proposal submitted to Cisco by James McRitchie. We also have received a letter on the proponent's behalf dated July 10, 2013 and July 19, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: James McRitchie
jm@corpgov.net

August 9, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated June 26, 2013

The proposal requests that the board of directors hold a competition for giving public advice on the voting items in the proxy filing for Cisco's 2014 annual shareholders meeting in the manner described in the proposal.

We are unable to concur in your view that Cisco may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Cisco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude that Cisco has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Cisco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	Ana Razmazma <arazmazma@fenwick.com>
Sent:	Wednesday, June 26, 2013 7:16 PM
To:	shareholderproposals
Cc:	'Evan Sloves (esloves)'; John Platz (joplatz); Dan Winnike
Subject:	Cisco Systems, Inc. - Omission of Shareholder Proposal Submitted by James McRitchie
Attachments:	Cisco Systems, Inc. - Request for No-Action Letter.pdf

Ladies and Gentlemen,

On behalf of our client Cisco Systems, Inc., a California corporation (*"Cisco"*), attached please find a letter requesting that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the *"Staff"*) concur with Cisco's view to omit from its proxy card and other proxy materials for Cisco's 2013 annual meeting of shareholders the shareholder proposal submitted by James McRitchie (the *"Proponent"*).

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent simultaneously under separate cover to the Proponent.

Please direct any correspondence regarding this letter via e-mail to CorporateSecretary@cisco.com. In addition, should the Staff have questions or desire any additional information in support of Cisco's position, please contact Daniel J. Winnike of Fenwick & West at (650) 335-7657 or Evan Sloves of Cisco at (408) 525-2061.

Thanks,
Ana

Ana Razmazma
Fenwick & West LLP
Associate, Corporate Group
Tel: (650) 335-7283
Fax: (650) 938-5200
arazmazma@fenwick.com

James McRitchie

FISMA & OMB Memorandum M-07-16

Email: jm@corpgov.net

July 19, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email address: shareholderproposals@sec.gov

Re: Shareowner Proposal of James McRitchie to Cisco Systems, Inc.

Dear Sir/Madam:

I am writing in response to the July 16, 2013 letter submitted to the Commission by Mr. Daniel Winnike on behalf of Cisco Systems, Inc. ("Cisco" or the "Company"), which presents followup arguments regarding the Company's intention to omit from its proxy statement for the 2013 annual meeting, a shareowner proposal (the "Proposal") submitted to Cisco by me, James McRitchie.

I believe the arguments given in my previous letter (dated July 10, 2013) are sufficient to show why the Proposal may not be properly omitted from the Cisco 2013 proxy. The proposal does not propose a "promotion" as defined by California Penal Code §§ 319 *et seq.* because skill in providing useful proxy advice, such as that currently provided by Institutional Shareholder Services and Glass Lewis to their subscribers, far outweighs chance, such as picking the winners of horse races, as in *Finster v. Keller,* or which predetermined cartoon headings will be favoured by judges, such as in *People v. Rehm.* Current subscribers to proxy advisory services aren't paying for lucky guesses. The proposal simply seeks to open up such proxy advisory services to greater competition and the likelihood of much better advice. The current model depends on a few subscribers paying for minimal service, whereas my proposal would allow much higher expenditures for such research per company spread out among all shareholders through payments made primarily by the company.

With regard to the supposed violation of Rule 14a-8(i)(8)(v) because the proposal could affect the outcome of the election of the Company's directors, the rule clearly refers to "the" upcoming election of directors, not two years down the road. By Mr. Winnike's line of reasoning, the SEC would grant no-action letters for any proposal to declassify a board or to seek a majority vote requirement for director elections, since such proposals could impact future director elections.

So again, I respectfully request that the Commission staff not concur with the views expressed in the Cisco letters regarding exclusion of the Proposal from the Cisco proxy statement. I hope this prompt and brief response will make it easier for the SEC staff to make a decision on this matter, soon enough that Cisco can prepare its proxy statement with sufficient lead time. Please feel free to contact me at (916) 869-2402 with any questions, and direct responses to me via email to jm@corpgov.net.

Sincerely,

James McRitchie

cc: Cisco Systems, Inc. via email: CorporateSecretary@cisco.com



SILICON VALLEY 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL: 650.988.8500 FAX: 650.938.5200 WWW.FENWICK.COM

July 16, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

On June 26, 2013, Cisco Systems, Inc., a California corporation ("***Cisco***" or the "***Company***"), submitted a letter (the "***No-Action Request***") notifying the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") that Cisco intends to omit from its proxy materials for its 2013 annual meeting of shareholders (the "***2013 Proxy Materials***") a shareholder proposal (the "***Proposal***") submitted to the Company by James McRitchie (the "***Proponent***") in a letter dated May 17, 2013. The Proposal requests that Cisco undertake a "proxy advisor competition" (the "***Promotion***") for giving advice on the voting items in the proxy statement for Cisco's 2014 annual meeting of shareholders (the "***2014 Annual Meeting***"). A copy of the No-Action Request is attached to this letter as **Exhibit A.**

As more fully set forth in the No-Action Request, we believe the Proposal may be excluded from the 2013 Proxy Materials pursuant to (i) Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate the laws of the State of California; and (ii) Rule 14a-8(i)(8) because the Proposal, if implemented, would impermissibly relate to director elections.

The Proponent submitted a letter dated July 10, 2013, to the Commission responding to the No-Action Request (the "***July 10 Letter***"). A copy of the July 10 Letter is attached hereto as **Exhibit B**. This letter responds to the July 10 Letter. We also attach as **Exhibit C** Cisco's correspondence with the Proponent regarding receipt of the July 10 Letter.

I. The Company can exclude the Proposal under Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate the laws of the state of California.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." As more fully described in the No-Action Request and the opinion of this firm submitted with the No-Action Request (the "***Legal Opinion***"), the Promotion would violate California state law. The Proponent argues in the July 10 Letter that the Promotion would not violate state law. We respectfully submit that his argument, which does not purport in any manner to be a formal opinion regarding California law, fails to provide any additional information to suggest why the Promotion does not include all three elements of an illegal lottery.

Chance. The Proponent argues that the selection of winners would be determined by "shareowner judgments, not by chance," and that shareholders' "estimations of the value" of advice would determine the outcome. He fails to address the fact that the Promotion (a) does not establish any standard that would be used when evaluating the entries and making winning selections, and (b) does not even include any requirement that a participant has actually provided any advice. As discussed in more detail in the Legal Opinion, chance dominates promotions that do not provide clear and sufficiently objective standards or criteria for determining winners.

Consideration. The Proponent explains that the $2,000 entry fee will in his view "compensate the Company for the advertising each entrant would receive by having its name and website URL appear in the proxy statement," and that the fee is required to prevent organizations from entering "just for the free advertising." Regardless of the purpose sought to be served by the requirement that entrants make this payment, the entry fee establishes "consideration" under California law as discussed in the Legal Opinion.

Prize. We note that in the July 10 Letter, the Proponent expressly refers to the "prizes," the third element of an illegal lottery.

II. The Company can exclude the Proposal under Rule 14a-8(i)(8) because the Proposal, if implemented, would impermissibly relate to director elections.

Rule 14a-8(i)(8)(v) provides that certain shareholder proposals relating to director elections may be excluded if the proposal "could affect the outcome of the upcoming election of directors."

In the July 10 Letter, the Proponent argues that the Proposal, if implemented, would not violate Rule 14a-8(i)(8)(v) because the Proposal "would not pay for proxy voting advice regarding Cisco's 2013 proxy, so it would not affect the upcoming election of directors" and "would not change the process of the election" of directors at the 2014 Annual Meeting.

Although we recognize that Rule 14a-8(i)(8)(v) refers to "upcoming election of directors", we believe the Proposal is excludable consistent with *Equus II, Inc.* (avail. Feb. 24, 2000) (***"Equus II 2000"***). Like the proposal in *Equus II 2000,* the Proposal contemplates that the future director nominees, whether contested or uncontested, would be evaluated by the proxy advisory entrants to the proposed proxy advisor contest that is the subject of the present year's proposal. Rule 14a-8(i)(8)(v) would be rendered virtually meaningless if proposals would be allowed in year 1 seeking to approve a process that affects the election of directors in year 2 and beyond. We further note that the Commission in amending Rule 14a-8(i)(8) to its current form stated that its intent was to cause private ordering proxy access proposals not to be excludable, but "the amendments do not change the manner in which Rule 14a-8(i)(8) has been, and will continue to be, interpreted by the staff with respect to other types of proposals" Securities Act Release No. 33-9136 (Aug. 25, 2010).

The concern of Rule 14a-8(i)(8)(v) is whether a proposal "could affect the outcome of the upcoming election of directors," not whether it would change the process of election. Because the Proposal is structured in two stages, with the implementation to occur for the 2014 Annual meeting, the "upcoming" election of directors for purposes of the Proposal is the 2014 Annual Meeting. If implemented, the Proposal expects the proxy advisors to provide advice regarding the election of specific nominees to the Company's board of directors at the 2014 Annual Meeting. This advice could certainly conflict with the recommendations of the Company's board of directors and thereby "could affect the outcome" of the election of directors for the 2014 Board annual meeting.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from the 2013 Proxy Materials.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (650) 335-7657. Please email a response to this letter to CorporateSecretary@cisco.com.

Sincerely,



Daniel J. Winnike, Esq.

Enclosures

cc: Evan Sloves, Cisco Systems, Inc.
James McRitchie

Exhibit A

No-Action Request



SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

June 26, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

We are writing on behalf of our client Cisco Systems, Inc., a California corporation ("*Cisco*"), to inform you that Cisco intends to omit from its proxy card and other proxy materials for Cisco's 2013 annual meeting of shareholders, the following proposal (the "*Proposal*") submitted by James McRitchie (the "*Proponent*"):

PROXY ADVISOR COMPETITION

WHEREAS Cisco is so widely held that no principal shareowners or blockholders effectively monitor our Board;

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Cisco Systems, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting, with these features:

- *The competition would offer multiple cash prizes totalling no more than $50,000.*
- *Winners would be determined by shareowner vote on the Cisco 2014 proxy.*
- *To insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee.*

For example, the Board could choose competition rules such as:

- *The competition could be announced and open for entries six months after the Cisco 2013 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Cisco website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Cisco begins to print and send its 2014 proxy materials.*

- *The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.*
- *The Cisco Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.*
- *It could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.*
- *The decision of whether to hold such a competition in subsequent years could be left open.*

  (Further information on proxy advisor competitions: "Proxy Voting Brand Competition," Journal of Investment Management, First Quarter 2007; free download at http://votermedia.org/publications.)

On behalf of Cisco, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request confirmation that the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action if, for the reasons stated below, Cisco excludes the Proposal from its proxy card and other proxy materials to be distributed to Cisco's shareholders in connection with its 2013 annual meeting of shareholders. Cisco's 2013 annual meeting of shareholders is currently scheduled for November 19, 2013, and Cisco currently expects that it will file definitive copies of its 2013 proxy statement and form of proxy with the Commission on or around September 30, 2013. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Cisco files its definitive 2013 proxy statement with the Commission.

Copies of the letters from James McRitchie to Cisco submitting the Proposal are enclosed as Exhibit A to this letter.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB 14D***"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently via e-mail to Cisco at CorporateSecretary@cisco.com pursuant to Rule 14a-8(k) and SLB 14D.

Reasons for Excluding the Proposal

We believe that the Proposal may be excluded from Cisco's proxy card and other proxy materials, on the following grounds:

- Rule 14a-8(i)(2) – because the Proposal, if implemented, would cause Cisco to violate the laws of the State of California.
- Rule 14a-8(i)(8) – because the Proposal, if implemented, would impermissibly relate to director elections.

<u>Discussion</u>

1. The Company can exclude the Proposal under Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate the laws of the State of California.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." As more fully described in the opinion of this firm (the "***Legal Opinion***"), a copy of which is attached to this letter as <u>Exhibit B</u>, the proxy advisor competition proposed by the Proponent in the Proposal (the "***Promotion***") would violate California state law (specifically Cal. Penal Code §§ 319 *et seq.*). The Promotion contains all three elements of an illegal lottery—consideration, prize, and chance—because it requires entrants to pay a fee for an opportunity to win cash prizes, and chance dominates the selection of the winner because the Proposal does not include sufficiently objective criteria for selecting the winner.

Consideration

"[C]onsideration" is present in a promotion if entrants must pay a "fee (in the form of money or anything else of value)" to participate. *Hotel Emps. & Rest. Emps. Int'l Union*, 21 Cal.4th at 592. Consideration is clearly present under California law because Promotion entrants must pay a fee for the opportunity to win. The Proposal states that "[t]o insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee" and provides as an example that "[t]he entry fee could be $2,000."

Prize

Under California law, a "prize" is present if the promoter offers to distribute money or property to one or more winning participants. *Hotel Emps. & Rest. Emps. Int'l Union*, 21 Cal.4th at 592. The Proposal provides that "[t]he competition would offer multiple cash prizes totalling no more than $50,000." Since shareholders may cast abstentions or approval, there could be a scenario in which no entrant wins and therefore no prize is paid. Even in this hypothetical, the "prize" would be established without payment because it was still *offered*. *See id.* ("'Prize' encompasses property that the operator *offers* to distribute") (emphasis added).

Chance

The element of chance governs the process of selecting a winner under the Proposal. According to California law, "[c]hance' means that winning and losing [the promotion] depend on luck and fortune rather than, or at least more than, judgment and skill." *Id.* (citing *Finster v. Keller*, 18 Cal. App. 3d 836, 844-845 (Cal. Ct. App. 1971); *People v. Hecht*, 119 Cal. App. Supp. 778, 784-787 (Cal. Ct. App. 1931). The test, then, is not whether the game contains an element of chance or an element of skill but which of them is the dominating factor in determining the result of the game." *In re Allen*, 59 Cal. 2d 5, 6 (1962).

Chance is established when the standards or criteria for determining winners are not clear and sufficiently objective. For instance, in *People v. Rehm*, the court found that a contest to pick the "best and most appropriate" titles for six cartoons was a game of chance "because the elements of a bona fide contest of skill [were] not present." *People v. Rehm*, 13 Cal. App. 2d Supp. 755, 757 (Cal. Ct. App. 1936). Since the promotion provided "no standard by which one title can be said to be either 'best' or 'more appropriate' than all others," the court held that the selection of a winner depended "not on his skill in picking titles, but upon the chance that the [titles] he selected happened to be also the [titles] that the judges selected." *Id.* at 758.

Similarly, the Promotion only asks voters to vote for the proxy advisors that "deserve cash awards for the usefulness of information they have provided to Cisco shareowners." The Promotion fails to outline an evaluation method for determining the winners. In fact, there is not even a requirement for a proxy advisor entrant to provide any advice to the Cisco shareholders. The Proposal only states that "[i]t could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so."

By asking shareholders which entrants "deserve" a prize, there is significant possibility that the winner could be selected based on popularity or other factors aside from the skill of the proxy advisor. Moreover, the phrase "usefulness of information" does not provide an objective standard for determining a winner because it is vague and subjective. What may be considered useful to one shareholder may not be considered useful to another.

Since the number and identity of shareholders who may decide to vote and the standards they may use to select a winner are both indeterminate, the winner selection process is predominated by chance. Without a set of objective standards to determine the winner, proxy advisors do not know how a winner is chosen and cannot exercise greater skill to achieve these standards that are supposedly necessary to win. Given that the selection of the winner is predominated by luck or chance, not judgment or skill, it is a game of chance under California law. *See id.*

The mere fact that the Proposal is precatory in nature—that the Proposal "requests" the Board to implement the Promotion—does not defeat the claim for exclusion under Rule 14a-8(i)(2). As long as the Proposal's recommended action is one that the directors cannot lawfully implement, the format of the Proposal is irrelevant. The Staff has repeatedly permitted the exclusion of a precatory (or advisory) shareholder proposal if the action called for by the proposal would violate state, federal, or foreign law. *Ball Corp.* (Jan. 25, 2010) (precatory proposal to require declassified board excludable under Rules 14a-8(i)(2) and 14a8(i)(6)); *Northrop Grumman Corp.* (Mar. 13, 2007) (precatory proposal to amend bylaws to permit 10% to 25% of shareholders to call special meeting excludable under Rule 14a-8(i)(2)).

Moreover, the inclusion of language requesting that the Board of Directors act in a manner "consistent with their fiduciary duties and state law" does not prevent the Proposal from being excluded under Rule 14a-8(i)(2). The Staff has permitted the exclusion of proposals where, despite having such a "savings clause," there is no context in which implementation of the proposal would not cause the company to violate the law. *See, e.g., Lowe's Companies, Inc.* (Mar. 10, 2011) (proposal regarding written consent excludable under Rule 14a-8(i)(2), despite language "to the fullest extent permitted by law" where there was no context in which it could be even partially implemented without violating North Carolina law); *Ball Corp.* (Jan. 25, 2010) (proposal to require declassified board excludable under Rules 14a8(i)(2) and 14a-8(i)(6) where proposal contained language "in compliance with applicable law"). There is no context in which the Promotion could be implemented within the laws of the state of California.

For these reasons and consistent with the Staff precedent described above, the Company respectfully submits that the Proposal be excluded pursuant to Rule 14a-8(i)(8)(v) because, if implemented, it would constitute a violation of California law.

2. The Proposal may be excluded under Rule 14a-8(i)(8)(v) because the Proposal could affect the outcome of the election of the Company's directors.

Rule 14a-8(i)(8) states that certain shareholder proposals relating to director elections may be excluded, including if the proposal "(iii) [q]uestions the competence, business judgment, or character of one or more nominees or directors" or "(v) [o]therwise could affect the outcome of the upcoming election of directors." The rule is meant to ensure that the shareholder proposal process is not used to circumvent more elaborate rules governing election contests. The Commission has expressly stated that "the principal purpose of this ground for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules...are applicable thereto." *Exchange Act Release No. 12598* (July 7, 1976).

The Staff has consistently permitted the exclusion of a shareholder proposal similar to the Proposal. In *Equus II Inc.* (avail. Feb. 24, 2000) ("*Equus II 2000*"), the Staff agreed with the exclusion of a proposal calling on the company to hire a proxy advisory firm to be chosen by shareholder vote with the purpose of providing voting recommendations to the company's shareholders. The company argued, among other things, that the proposal "appears to contemplate that the nominees for director at future shareholder meetings, whether contested or uncontested, would be evaluated by the proxy advisory firm, which would provide some recommendation as to an individual director's suitability." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(8). *See also Cirrus Logic Inc.* (July 18, 2000); *Bristol-Meyers Squibb Co.* (Feb. 24, 2000); *Citigroup Inc.* (Feb. 24, 2000); *Gillette Co.* (Feb. 24, 2000); *Warner-Lambert Co.* (Feb. 24, 2000); *Pfizer, Inc.* (Feb. 22, 2000). We note that in *Equus II Inc.* (avail. Mar. 6, 2001) ("*Equus II 2001*"), a similar proposal in the following year *explicitly excluded director elections* from the information solicited from the proxy advisor, and the subsequent no-action request did not argue that the revised proposal was excludable under Rule 14a-8(i)(8). *See also USEC Inc.* (Jan. 14, 2004); *Gillette Co.* (Feb. 1, 2001); *KB Home* (Feb. 1, 2001). Unlike the proposal in *Equus II 2001,* the Proposal does not specify that the proxy advisors would not provide advice on director elections. As a result, the Proposal could affect the outcome of director elections.

This Proposal, like in *Equus II 2000,* contemplates that the future director nominees, whether contested or uncontested, would be evaluated by the proxy advisory entrants to the proxy advisor contest. Since the purpose of the Proposal is for proxy advisory firms to give advice "on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting," and there is no express language to the contrary, the annual election of directors is among the items that the advisory firms would address.

Moreover, the Proposal's express purpose is to assist shareholders who "lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations." The advice from the proxy advisors may not follow directors' recommendations and could affect the outcome of the election of directors. Lastly, the Proposal cites a website address for an article that states in its opening paragraphs that implementing an arrangement such as that advocated in the Proposal would affect "voting influence on director elections."

For these reasons provided above, the Company respectfully submits that the Proposal be excluded pursuant to Rule 14a-8(i)(8)(v) because it could affect the outcome of the election of the Company's directors.

Conclusion

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Cisco excludes the Proposal from Cisco's proxy card and other proxy materials for its 2013 annual shareholders' meeting. Please direct any correspondence regarding this letter via e-mail to CorporateSecretary@cisco.com.

[*Remainder of Page Intentionally Left Blank*]

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (650) 335-7657 or Evan Sloves of Cisco at (408) 525-2061.

Sincerely,



Daniel J. Winnike, Esq.

Enclosures

cc: Evan Sloves, Cisco Systems, Inc.
James McRitchie

<u>Exhibit A</u>

Shareholder Proposal

From: James McRitchie <jm@corpgov.net>
Sent: Friday, May 17, 2013 1:47 PM
To: corporatesecretary(mailer list)
Subject: Rule 14a-8 proposal
Attachments: McRitchie Cisco Cover Letter.pdf; McRitchie Cisco Broker Letter.pdf

Please find attached my Rule 14a-8 proposal and supporting documents, which I hereby submit electronically. I am also submitting them by express mail.

2 attachments —

McRitchie Cisco Cover Letter.pdf (includes text of proposal)

McRitchie Cisco Broker Letter.pdf

Thank you,

James McRitchie

FISMA & OMB Memorandum M-07-16

James McRitchie

FISMA & OMB Memorandum M-07-16

Email: jm@corpgov.net

May 17, 2013

Cisco Systems, Inc.
Attn: Secretary
170 West Tasman Drive
San Jose, California 95134-1706
Via express mail; and email to: CorporateSecretary@cisco.com

Re: Rule 14a-8 shareowner proposal attached

Dear Sir/Madam:

I hereby submit my attached Rule 14a-8 proposal, in order to support the long-term performance of our company. My proposal is for the next annual shareowner meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied title and layout, is intended to be used for definitive proxy publication. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to jm@corpgov.net.

Sincerely,



5/17/2013

James McRitchie   Date

cc: Cisco Systems, Inc., Attn: General Counsel

PROXY ADVISOR COMPETITION

WHEREAS Cisco is so widely held that no principal shareowners or blockholders effectively monitor our Board;

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Cisco Systems, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting, with these features:

- The competition would offer multiple cash prizes totalling no more than $50,000.
- Winners would be determined by shareowner vote on the Cisco 2014 proxy.
- To insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee.

For example, the Board could choose competition rules such as:

- The competition could be announced and open for entries six months after the Cisco 2013 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Cisco website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Cisco begins to print and send its 2014 proxy materials.
- The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.
- The Cisco Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.
- It could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.
- The decision of whether to hold such a competition in subsequent years could be left open.

(Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at ηττπ://ωοτερμεδια.οργ/πυβλιχατιονσ.)

[end of shareowner proposal]

NOTES:

This proposal is believed to conform with SEC Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not Identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***



May 17, 2013

James Mcritchie & Myra K Young

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James Mcritchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter serves as confirmation that you have continuously held 300 shares of CSCO: Cisco Systems Inc Com in your TD Ameritrade account as of May 11, 2011.

TD Ameritrade Clearing Inc. (DTC number 0188) is the clearinghouse for TD Ameritrade

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

From: James McRitchie <jm@corpgov.net>
Sent: Saturday, May 18, 2013 9:27 AM
To: corporatesecretary(mailer list)
Subject: Rule 14a-8 proposal
Attachments: McRitchieRevisedProxyAdvisorCompetitionProprosal.pdf

This corrects two typos in the proposal I submitted yesterday, 5/17/2013. Please replace that version with this one and e-mail me at jm@corpgov.net to confirm receipt of this revised version.

Please find attached (McRitchieRevisedProxyAdvisorCompetitionProposal-1.pdf) my Rule 14a-8 proposal and supporting documents, which I hereby submit electronically. I am also submitting them by first class mail.

Thank you.

Sincerely,

James McRitchie

FISMA & OMB Memorandum M-07-16*

James McRitchie

FISMA & OMB Memorandum M-07-16

Email: jm@corpgov.net

May 18, 2013

Cisco Systems, Inc.
Attn: Secretary
170 West Tasman Drive
San Jose, California 95134-1706
Via first class mail; and email to: CorporateSecretary@cisco.com

Re: Rule 14a-8 shareowner proposal attached

Dear Sir/Madam:

This corrects two typos in the proposal submitted yesterday, 5/17/2013. Please replace that version with this one and e-mail me at jm@corpgov.net to confirm your receipt of this revised version.

I hereby submit my attached Rule 14a-8 proposal, in order to support the long-term performance of our company. My proposal is for the next annual shareowner meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied title and layout, is intended to be used for definitive proxy publication. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to jm@corpgov.net.

Sincerely,



5/18/2013

James McRitchie — Date

cc: Cisco Systems, Inc., Attn: General Counsel

PROXY ADVISOR COMPETITION

WHEREAS Cisco is so widely held that no principal shareowners or blockholders effectively monitor our Board;

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Cisco Systems, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting, with these features:

- The competition would offer multiple cash prizes totalling no more than $50,000.
- Winners would be determined by shareowner vote on the Cisco 2014 proxy.
- To insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee.

For example, the Board could choose competition rules such as:

- The competition could be announced and open for entries six months after the Cisco 2013 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Cisco website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Cisco begins to print and send its 2014 proxy materials.
- The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.
- The Cisco Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.
- It could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.
- The decision of whether to hold such a competition in subsequent years could be left open.

(Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at http://votermedia.org/publications.)

[end of shareowner proposal]

NOTES:

This proposal is believed to conform with SEC Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

Ameritrade



May 17, 2013

James Mcritchie & Myra K Young

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James Mcritchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter serves as confirmation that you have continuously held 300 shares of CSCO: Cisco Systems Inc Com in your TD Ameritrade account as of May 11, 2011.

TD Ameritrade Clearing Inc. (DTC number 0188) is the clearinghouse for TD Ameritrade

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

Exhibit B

Legal Opinion of Fenwick & West LLP



555 CALIFORNIA STREET, 12TH FLOOR SAN FRANCISCO, CA 94104
TEL: 415.875.2300 FAX: 415.281.1350 WWW.FENWICK.COM

June 26, 2013

ATTORNEY-CLIENT PRIVILEGED AND ATTORNEY WORK PRODUCT

Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

Re: Validity of James McRitchie shareholder proposal for proxy advisor promotion

In our role as California counsel for Cisco Systems, Inc., ("Cisco") we are providing the below analysis that you have requested, regarding whether Cisco shareholder James McRitchie's May 18, 2013 Proposal to hold a proxy advisor competition (the "Promotion"), at Cisco's 2014 annual meeting, violates the laws of the State of California.

Summary

As proposed, it is our opinion that the Promotion would violate California law (specifically Cal. Penal Code §§ 319 *et seq.*) because it contains all three elements of an illegal lottery: consideration, prize, and chance. The terms of the Promotion require participants to pay an entry fee for an opportunity to win cash prizes, and winning depends primarily on chance because there are no sufficient criteria and standards for evaluating and selecting a winner.

Background and assumptions

In connection with this opinion letter, we have examined a copy of the Proposal attached as Exhibit A. We have also copied the text below:

PROXY ADVISOR COMPETITION

WHEREAS Cisco is so widely held that no principal shareowners or blockholders effectively monitor our Board;

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Cisco Systems, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting, with these features:

- *The competition would offer multiple cash prizes totalling no more than $50,000.*
- *Winners would be determined by shareowner vote on the Cisco 2014 proxy.*
- *To insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee.*

For example, the Board could choose competition rules such as:

- *The competition could be announced and open for entries six months after the Cisco 2013 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Cisco website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Cisco begins to print and send its 2014 proxy materials.*
- *The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.*
- *The Cisco Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.*
- *It could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.*
- *The decision of whether to hold such a competition in subsequent years could be left open.*

  (Further information on proxy advisor competitions: "Proxy Voting Brand Competition," Journal of Investment Management, First Quarter 2007; free download at http://votermedia.org/publications.)

Assumptions

For the analysis provided in this letter, we have assumed that the copy of the Proposal you provided us conforms to the original Proposal as made by James McRitchie and was submitted in a manner and form that complies with all applicable laws, rules, and regulations aside from the law discussed below.

We have not reviewed any documents other than the Proposal, and we assume that no other documents exist that modify, amend, or conflict with the Proposal. We also assume that the Promotion, if actually carried out, would adhere to the terms and conditions stated in the Proposal.

We have conducted no independent factual investigation of our own, but rather have relied solely upon the Proposal, the statements and information set forth therein, and the additional factual matters stated in this letter, all of which we assume to be true, complete and accurate.

As you have requested, our analysis is only under California law, and the result could differ in other jurisdictions.

Analysis

Applicability of California Law

The Proposal does not limit eligibility for participation in the Promotion to residents outside California, and we presume that the Promotion will be "announced" and targeted at, and open to, potential entrants throughout the United States, including California. Cisco would subject the Promotion to the promotion and lottery laws of California by offering the Promotion to residents of California. *See, e.g., Haskell v. Time, Inc.*, 965 F. Supp. 1398, 1403 (E.D. Cal. 1997) (which held that a California resident had standing to bring a claim alleging that defendants' sweepstakes were illegal lotteries under California law, based on defendants' sweepstakes offers mailed to consumers in California and other states).

California Law Regarding Lotteries

The California Constitution, article IV, section 19, subdivision (a) states that "[t]he Legislature has no power to authorize lotteries and shall prohibit the sale of lottery tickets in the State."[1] The Penal Code also prohibits lotteries and the sale of all lottery tickets. Cal. Penal Code §§ 319–320.

The three elements of an illegal lottery under California state law are consideration, prize, and chance. *Hotel Emps. & Rest. Emps. Int'l Union v. Davis*, 21 Cal.4th 585, 592 (Cal. 1999); *see also* Cal. Penal Code § 319 (defining lottery as "any scheme for the disposal or distribution of property by chance, among persons who have paid or promised to pay any valuable consideration for the chance of obtaining such property or a portion of it."). "Consideration" is the fee (in the form of money or anything else of value) that a participant pays the operator for entrance. *See Cal. Gas. Retailers v. Regal Petroleum Corp.*, 50 Cal. 2d 844, 853-854, 857-862 (1958). "Chance" means that winning and losing depend on luck and fortune rather than, or at

[1] California has three major exceptions to the prohibition on lotteries, but none of those exceptions apply here. The California Constitution authorizes the California State Lottery and empowers the Legislature to authorize cities and counties to allow bingo for charitable purposes. Cal. Const., Art. IV, section 19; Cal. Penal Code § 326.5. The third exception permits a raffle conducted by a non-profit, tax-exempt organization for a charitable purpose. Cal. Penal Code § 320.5.

least more than, judgment and skill. *Finster v. Keller*, 18 Cal. App. 3d 836, 844-845 (Cal. Ct. App. 1971); *People v. Hecht*, 119 Cal. App. Supp. 778, 784-787 (1931). "Prize" encompasses property that the operator offers to distribute to one or more winning participants and not to keep for himself. *W. Telcon, Inc. v. Cal. State Lottery*, 13 Cal. 4th 475, 485-88 (1996). California state law states that "[e]very person who contrives, prepares, sets up, proposes, or draws any lottery, is guilty of a misdemeanor." Cal. Penal Code § 320.

Consideration

Under California law, "consideration" is present in a prize promotion if entrants must pay a "fee (in the form of money or anything else of value)" to participate. *Hotel Emps. & Rest. Emps. Int'l Union*, 21 Cal.4th at 592.[2]

Here, the Proposal states that "[t]o insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee." Further, it provides by way of example that "[t]he entry fee could be $2,000." The entry fee, whether in the form of money as provided by the example or in the form of anything else of value, constitutes consideration. *See* 21 Cal. 4th at 592.

Prize

A "prize" is present in a promotion if there is an offer by the promoter to distribute property to one or more winning participants. *Hotel Emps. & Rest. Emps. Int'l Union*, 21 Cal.4th at 592. Here, the Promotion clearly includes "prizes" in the form of cash payments totaling no more than $50,000 to winning participants. We note that because shareholders may cast abstentions or disapprovals, it is possible that no entrant wins and thus no prize would be actually paid. But even if not paid, the "prize" would still exist under California law because it was *offered*. *See id.* ("'Prize' encompasses property that the operator *offers* to distribute") (emphasis added).

Chance

Under California law, "'[c]hance' means that winning and losing [the promotion] depend on luck and fortune rather than, or at least more than, judgment and skill." *Id.* (citing *Finster v. Keller*, 18 Cal. App. 3d 836, 844-845 (Cal. Ct. App. 1971); *People v. Hecht*, 119 Cal. App. Supp. 778, 784-787 (Cal. Ct. App. 1931). Significantly, it "is the character of the game rather than a particular player's skill or lack of it that determines whether the game is one of chance or skill." *In re Allen*, 59 Cal. 2d 5, 6 (1962); the "test is not whether the game contains an element of

---

[2] With respect to whether consideration is present in a lottery, the time or effort that an entrant expends to enter a prize promotion might constitute consideration. *Hotel Emps. & Rest. Emps. Int'l Union*, 21 Cal.4th at 592 (defining consideration from entrant as money or "anything else of value"); *see also People v. Shira*, 62 Cal. App. 3d 442, 447 (Cal. Ct. App. 1976) (finding that consideration existed where entrants could pay or else had to toss a ring over a peg in order to get a "free" entry card for the prize promotion). Here, although the Proposal suggests that "there need be no formal requirement" for each proxy advisor to "publish advice on its website regarding the Cisco 2014 proxy," putting forth significant time and effort to provide that proxy advice may effectively constitute consideration.

chance or an element of skill but which of them is the dominating factor in determining the result of the game." *Id.*

Chance dominates promotions when the standards or criteria for determining winners are not clear and sufficiently objective. By way of illustration, in *People v. Rehm*, the court found that a contest to pick the "best and most appropriate" titles for six cartoons was a game of chance "because the elements of a bona fide contest of skill [were] not present." *People v. Rehm*, 13 Cal. App. 2d Supp. 755, 757 (Cal. Ct. App. 1936). Because the promotion provided "no standard by which one title can be said to be either 'best' or 'more appropriate' than all others," the court held that the selection of a winner depended "not on his skill in picking titles, but upon the chance that the [titles] he selected happened to be also the [titles] that the judges selected." *Id.* at 758.

Here, as discussed above, the Promotion merely asks voters to pick the proxy advisors that

> "deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes . . . will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice)."

Like the contest in *Rehm*, the Promotion, as proposed, does not provide or suggest any standards that judges (*i.e.*, shareholders that opt to cast approval votes) can use when they are evaluating participants and making winner selections. *See id.* Indeed, as proposed, the Promotion does not even require a proxy advisor entrant to provide any advice: the Proposal states that "[i]t could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so." By asking shareholders which entrants "deserve" a prize, the winners could be decided merely on popularity. The phrase "usefulness of information" is vague and ambiguous, with no objective criteria to guide a shareholder's decision. For example, one shareholder may find advice useful because of its brevity, while another might find advice useful because of its length or detail. Furthermore, because the number of votes by each shareholder is unrestricted (and do not rank entries), it is possible that the votes cast do not reflect an opinion that one set of advice is more useful than any other, but rather just reflect popularity.

Because the number and identity of shareholders who may decide to cast approval votes is indeterminate, and the criteria that they may or may not use in casting votes are also indeterminate, the selection of a winner is predominated by chance. Because no express standards or criteria exist for selecting the winner, proxy advisors who participate in the Promotion have no idea on what basis (or supposed skill) the winner might be selected. The proxy advisors therefore cannot exercise greater skill to meet the (nonexistent) standards or criteria to affect their likelihood of winning. Because the outcome of the Promotion is dominated by luck or chance, rather than judgment and skill, it is a game of chance under California law. *See id.*

Conclusion

As discussed above, it is our opinion that the proposed Promotion would violate California state law because it contains all three elements of an illegal lottery: consideration, prize, and chance. It would require entrants to pay an entry fee for an opportunity to win cash prizes, and chance dominates the process of selecting a winner because the Proposal includes no sufficient standards for evaluating and selecting winning entries.

The foregoing analysis is limited to the law of California. We have not reviewed, nor is our analysis based on any examination of the laws of any other jurisdiction, and we expressly disclaim responsibility for advising you as to the effect, if any, that the laws of any other jurisdiction may have on our analysis in this letter. That analysis (a) is limited to matters expressly stated herein, and no other opinions may be implied or inferred, including that we have performed any actions in order to provide the legal analysis in this letter other than as expressly set forth, and (b) is as of the date of this letter. We disclaim any obligation to update this letter for events and circumstances occurring after the date of this letter or as to facts relating to prior events that are subsequently brought to our attention. This letter is being rendered only to you and is solely for your benefit in connection with the Proposal. This letter may not be used or relied on for any other purpose or by any other person or entity without our prior written consent. You may refer to and produce a copy of this letter in connection with the review of the Proposal by a regulatory agency having supervisory authority over you, in connection with the assertion of a claim or defense as to which this letter is relevant and necessary and in response to a court order.

Very truly yours,

Fenwick & West LLP

Exhibit A

PROXY ADVISOR COMPETITION

WHEREAS Cisco is so widely held that no principal shareowners or blockholders effectively monitor our Board;

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Cisco Systems, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting, with these features:

- The competition would offer multiple cash prizes totalling no more than $50,000.
- Winners would be determined by shareowner vote on the Cisco 2014 proxy.
- To insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee.

For example, the Board could choose competition rules such as:

- The competition could be announced and open for entries six months after the Cisco 2013 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Cisco website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Cisco begins to print and send its 2014 proxy materials.
- The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.
- The Cisco Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.
- It could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.
- The decision of whether to hold such a competition in subsequent years could be left open.

  (Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at http://votermedia.org/publications.)

Exhibit B

Shareholder's July 10 Letter

James McRitchie

FISMA & OMB Memorandum M-07-16

Email: jm@corpgov.net

July 10, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email address: **shareholderproposals@sec.gov**

Re: Shareowner Proposal of James McRitchie to Cisco Systems, Inc.

Dear Sir/Madam:

I am writing in response to the June 26, 2013 letter (the "Cisco Letter") submitted to the Commission by Mr. Daniel Winnike on behalf of Cisco Systems, Inc. ("Cisco" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2013 annual meeting, a shareowner proposal (the "Proposal") submitted to Cisco by me, James McRitchie. The Proposal requests the Cisco Board to hold a competition (the "Competition") for giving advice on the voting items in the 2014 Cisco proxy.

The Cisco Letter cites Rules 14a-8(i)(2) ('violation of law') and 14a-8(i)(8) ('relates to director elections') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(2) -- 'violation of law'

Winners of the Competition would not be determined by chance, so the Competition is not a lottery. Winners would be chosen by shareowner vote, after the shareowners have had the opportunity to read the competitors' proxy voting advice. The Competition would ask Cisco shareowners to vote for competitors who "deserve cash awards for how they have been informing Cisco shareowners". As Cisco shareowners would then be voting on the proxy items, and shareowners often seek proxy voting advice, we can reasonably expect that shareowners would have estimations of the value of such advice.

Cisco shareowners are the beneficial owners of the Cisco funds that would be paid to the Competition winners, so the prizes would be, in effect, fees paid by shareowners for the service of advising shareowners. Shareowners can reasonably be expected to allocate those fees to the advisors that gave advice that the shareowners valued more highly than that of the other competitors. Thus the selection process would be determined by these shareowner judgments, not by chance.

The Competition entry fee would compensate the Company for the advertising each entrant would receive by having its name and website URL appear in the proxy statement. If there were no entry fee, some organizations might enter just for the free advertising. That is why there is a fee. The fee is not a consideration for a chance in a lottery.

Therefore implementing the Proposal would not cause the Company to violate state law.

Rule 14a-8(i)(8) -- 'relates to director elections'

As the Cisco Letter correctly states, Rule 14a-8(i)(8) as amended in 2010 provides for excluding a shareowner proposal if it "[o]therwise could affect the outcome of the upcoming election of directors." Cisco's upcoming election of directors will be in 2013, conducted via Cisco's 2013 proxy. The Proposal would not pay for proxy voting advice regarding Cisco's 2013 proxy, so it would not affect the outcome of the upcoming election of directors. Thus the Proposal cannot be excluded on the basis of Rule 14a-8(i)(8)(v).

Even in Cisco's subsequent election of directors in 2014 (an election which Rule 14a-8(i)(8) does not mention), the Proposal would not change the process of the election. It is merely another way of paying for proxy advice, a practice that is already pervasive in the proxy voting system.

Conclusion

Based on the foregoing, I respectfully request that the Commission staff not concur with the views expressed in the Cisco Letter regarding exclusion of the Proposal from the Cisco proxy statement. Please feel free to contact me at FISMA & OMB Memorandum M-07-16 with any questions, and direct responses to me via email to jm@corpgov.net.

Sincerely,



James McRitchie

cc: Cisco Systems, Inc. via email: **CorporateSecretary@cisco.com**

<u>Exhibit C</u>

Correspondence with Shareholder regarding July 10 Letter

From:	John Platz (joplatz)
To:	James McRitchie
Cc:	corporatesecretary(mailer list)
Subject:	RE: Cisco Reqyest of June 26 to Omit My Shareholder Proposal to Provide a Competition on Proxy Advice

Mr. McRitchie:

Cisco acknowledges receipt of your email (and attached letter) sent on July 10, and also the email (and "re-sent" attached letter) of July 11.

John Platz
Senior Corporate Counsel
Cisco Systems, Inc.

From:	James McRitchie
To:	corporatesecretary(mailer list)
Subject:	Cisco Reqyest of June 26 to Omit My Shareholder Proposal to Provide a Competition on Proxy Advice
Date:	Thursday, July 11, 2013 9:39:33 AM
Attachments:	2013-07-05 Proponent to SEC re Cisco.pdf

Resending 7/11/2013. Please acknowledge receipt. I know the SEC got it but have heard nothing from Cisco. Thx.
____________ note sent 7/10/2013 ____________

Sent via e-mail only: Please e-mail confirmation of receipt of this e-mail and the attached letter to jm@cprpgov.net.

Dear Sir/Madam:

I am writing in response to the June 26, 2013 letter (the "Cisco Letter") submitted to the Commission by Mr. Daniel Winnike on behalf of Cisco Systems, Inc. ("Cisco" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2013 annual meeting, a shareowner proposal (the "Proposal") submitted to Cisco by me, James McRitchie. The Proposal requests the Cisco Board to hold a competition (the "Competition") for giving advice on the voting items in the 2014 Cisco proxy.

The Cisco Letter cites Rules 14a-8(i)(2) ('violation of law') and 14a-8(i)(8) ('relates to director elections') as bases for its request for relief from enforcement action. Reasons are given in the attached letter why I believe the Proposal may not be properly omitted under Rule 14a-8.

Sincerely,

James McRitchie, Publisher
Corporate Governance
http://www.corpgov.net

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Attachment

From:	James McRitchie
To:	shareholderproposals@sec.gov
Cc:	corporatesecretary(mailer list)
Subject:	Cisco Reqyest of June 26 to Omit My Shareholder Proposal to Provide a Competition on Proxy Advice
Date:	Wednesday, July 10, 2013 1:09:41 PM
Attachments:	2013-07-05 Proponent to SEC re Cisco.pdf

Sent via e-mail only: Please e-mail confirmation of receipt of this e-mail and the attached letter to jm@cprpgov.net.

Dear Sir/Madam:

I am writing in response to the June 26, 2013 letter (the "Cisco Letter") submitted to the Commission by Mr. Daniel Winnike on behalf of Cisco Systems, Inc. ("Cisco" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2013 annual meeting, a shareowner proposal (the "Proposal") submitted to Cisco by me, James McRitchie. The Proposal requests the Cisco Board to hold a competition (the "Competition") for giving advice on the voting items in the 2014 Cisco proxy.

The Cisco Letter cites Rules 14a-8(i)(2) ('violation of law') and 14a-8(i)(8) ('relates to director elections') as bases for its request for relief from enforcement action. Reasons are given in the attached letter why I believe the Proposal may not be properly omitted under Rule 14a-8.

Sincerely,

James McRitchie, Publisher
Corporate Governance
http://www.corpgov.net

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Attachment

James McRitchie

FISMA & OMB Memorandum M-07-16

Email: jm@corpgov.net

July 10, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email address: **shareholderproposals@sec.gov**

Re: Shareowner Proposal of James McRitchie to Cisco Systems, Inc.

Dear Sir/Madam:

I am writing in response to the June 26, 2013 letter (the "Cisco Letter") submitted to the Commission by Mr. Daniel Winnike on behalf of Cisco Systems, Inc. ("Cisco" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2013 annual meeting, a shareowner proposal (the "Proposal") submitted to Cisco by me, James McRitchie. The Proposal requests the Cisco Board to hold a competition (the "Competition") for giving advice on the voting items in the 2014 Cisco proxy.

The Cisco Letter cites Rules 14a-8(i)(2) ('violation of law') and 14a-8(i)(8) ('relates to director elections') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(2) -- 'violation of law'

Winners of the Competition would not be determined by chance, so the Competition is not a lottery. Winners would be chosen by shareowner vote, after the shareowners have had the opportunity to read the competitors' proxy voting advice. The Competition would ask Cisco shareowners to vote for competitors who "deserve cash awards for how they have been informing Cisco shareowners". As Cisco shareowners would then be voting on the proxy items, and shareowners often seek proxy voting advice, we can reasonably expect that shareowners would have estimations of the value of such advice.

Cisco shareowners are the beneficial owners of the Cisco funds that would be paid to the Competition winners, so the prizes would be, in effect, fees paid by shareowners for the service of advising shareowners. Shareowners can reasonably be expected to allocate those fees to the advisors that gave advice that the shareowners valued more highly than that of the other competitors. Thus the selection process would be determined by these shareowner judgments, not by chance.

The Competition entry fee would compensate the Company for the advertising each entrant would receive by having its name and website URL appear in the proxy statement. If there were no entry fee, some organizations might enter just for the free advertising. That is why there is a fee. The fee is not a consideration for a chance in a lottery.

Therefore implementing the Proposal would not cause the Company to violate state law.

Rule 14a-8(i)(8) -- 'relates to director elections'

As the Cisco Letter correctly states, Rule 14a-8(i)(8) as amended in 2010 provides for excluding a shareowner proposal if it "[o]therwise could affect the outcome of the upcoming election of directors." Cisco's upcoming election of directors will be in 2013, conducted via Cisco's 2013 proxy. The Proposal would not pay for proxy voting advice regarding Cisco's 2013 proxy, so it would not affect the outcome of the upcoming election of directors. Thus the Proposal cannot be excluded on the basis of Rule 14a-8(i)(8)(v).

Even in Cisco's subsequent election of directors in 2014 (an election which Rule 14a-8(i)(8) does not mention), the Proposal would not change the process of the election. It is merely another way of paying for proxy advice, a practice that is already pervasive in the proxy voting system.

Conclusion

Based on the foregoing, I respectfully request that the Commission staff not concur with the views expressed in the Cisco Letter regarding exclusion of the Proposal from the Cisco proxy statement. Please feel free to contact me at ***FISMA & OMB Memorandum M-07-16*** with any questions, and direct responses to me via email to jm@corpgov.net.

Sincerely,



James McRitchie

cc: Cisco Systems, Inc. via email: **CorporateSecretary@cisco.com**



SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

June 26, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

We are writing on behalf of our client Cisco Systems, Inc., a California corporation ("***Cisco***"), to inform you that Cisco intends to omit from its proxy card and other proxy materials for Cisco's 2013 annual meeting of shareholders, the following proposal (the "***Proposal***") submitted by James McRitchie (the "***Proponent***"):

PROXY ADVISOR COMPETITION

WHEREAS Cisco is so widely held that no principal shareowners or blockholders effectively monitor our Board;

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Cisco Systems, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting, with these features:

- *The competition would offer multiple cash prizes totalling no more than $50,000.*
- *Winners would be determined by shareowner vote on the Cisco 2014 proxy.*
- *To insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee.*

For example, the Board could choose competition rules such as:

- *The competition could be announced and open for entries six months after the Cisco 2013 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Cisco website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Cisco begins to print and send its 2014 proxy materials.*

- *The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.*
- *The Cisco Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.*
- *It could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.*
- *The decision of whether to hold such a competition in subsequent years could be left open.*

  (Further information on proxy advisor competitions: "Proxy Voting Brand Competition," Journal of Investment Management, First Quarter 2007; free download at http://votermedia.org/publications.)

On behalf of Cisco, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request confirmation that the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action if, for the reasons stated below, Cisco excludes the Proposal from its proxy card and other proxy materials to be distributed to Cisco's shareholders in connection with its 2013 annual meeting of shareholders. Cisco's 2013 annual meeting of shareholders is currently scheduled for November 19, 2013, and Cisco currently expects that it will file definitive copies of its 2013 proxy statement and form of proxy with the Commission on or around September 30, 2013. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Cisco files its definitive 2013 proxy statement with the Commission.

Copies of the letters from James McRitchie to Cisco submitting the Proposal are enclosed as Exhibit A to this letter.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB 14D***"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently via e-mail to Cisco at CorporateSecretary@cisco.com pursuant to Rule 14a-8(k) and SLB 14D.

Reasons for Excluding the Proposal

We believe that the Proposal may be excluded from Cisco's proxy card and other proxy materials, on the following grounds:

- Rule 14a-8(i)(2) – because the Proposal, if implemented, would cause Cisco to violate the laws of the State of California.
- Rule 14a-8(i)(8) – because the Proposal, if implemented, would impermissibly relate to director elections.

Discussion

1. The Company can exclude the Proposal under Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate the laws of the State of California.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." As more fully described in the opinion of this firm (the "***Legal Opinion***"), a copy of which is attached to this letter as Exhibit B, the proxy advisor competition proposed by the Proponent in the Proposal (the "***Promotion***") would violate California state law (specifically Cal. Penal Code §§ 319 *et seq.*). The Promotion contains all three elements of an illegal lottery—consideration, prize, and chance—because it requires entrants to pay a fee for an opportunity to win cash prizes, and chance dominates the selection of the winner because the Proposal does not include sufficiently objective criteria for selecting the winner.

Consideration

"[C]onsideration" is present in a promotion if entrants must pay a "fee (in the form of money or anything else of value)" to participate. *Hotel Emps. & Rest. Emps. Int'l Union*, 21 Cal.4th at 592. Consideration is clearly present under California law because Promotion entrants must pay a fee for the opportunity to win. The Proposal states that "[t]o insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee" and provides as an example that "[t]he entry fee could be $2,000."

Prize

Under California law, a "prize" is present if the promoter offers to distribute money or property to one or more winning participants. *Hotel Emps. & Rest. Emps. Int'l Union*, 21 Cal.4th at 592. The Proposal provides that "[t]he competition would offer multiple cash prizes totalling no more than $50,000." Since shareholders may cast abstentions or approval, there could be a scenario in which no entrant wins and therefore no prize is paid. Even in this hypothetical, the "prize" would be established without payment because it was still *offered*. *See id.* ("'Prize' encompasses property that the operator *offers* to distribute") (emphasis added).

Chance

The element of chance governs the process of selecting a winner under the Proposal. According to California law, "[c]hance' means that winning and losing [the promotion] depend on luck and fortune rather than, or at least more than, judgment and skill." *Id.* (citing *Finster v. Keller*, 18 Cal. App. 3d 836, 844-845 (Cal. Ct. App. 1971); *People v. Hecht*, 119 Cal. App. Supp. 778, 784-787 (Cal. Ct. App. 1931). The test, then, is not whether the game contains an element of chance or an element of skill but which of them is the dominating factor in determining the result of the game." *In re Allen*, 59 Cal. 2d 5, 6 (1962).

Chance is established when the standards or criteria for determining winners are not clear and sufficiently objective. For instance, in *People v. Rehm*, the court found that a contest to pick the "best and most appropriate" titles for six cartoons was a game of chance "because the elements of a bona fide contest of skill [were] not present." *People v. Rehm*, 13 Cal. App. 2d Supp. 755, 757 (Cal. Ct. App. 1936). Since the promotion provided "no standard by which one title can be said to be either 'best' or 'more appropriate' than all others," the court held that the selection of a winner depended "not on his skill in picking titles, but upon the chance that the [titles] he selected happened to be also the [titles] that the judges selected." *Id.* at 758.

Similarly, the Promotion only asks voters to vote for the proxy advisors that "deserve cash awards for the usefulness of information they have provided to Cisco shareowners." The Promotion fails to outline an evaluation method for determining the winners. In fact, there is not even a requirement for a proxy advisor entrant to provide any advice to the Cisco shareholders. The Proposal only states that "[i]t could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so."

By asking shareholders which entrants "deserve" a prize, there is significant possibility that the winner could be selected based on popularity or other factors aside from the skill of the proxy advisor. Moreover, the phrase "usefulness of information" does not provide an objective standard for determining a winner because it is vague and subjective. What may be considered useful to one shareholder may not be considered useful to another.

Since the number and identity of shareholders who may decide to vote and the standards they may use to select a winner are both indeterminate, the winner selection process is predominated by chance. Without a set of objective standards to determine the winner, proxy advisors do not know how a winner is chosen and cannot exercise greater skill to achieve these standards that are supposedly necessary to win. Given that the selection of the winner is predominated by luck or chance, not judgment or skill, it is a game of chance under California law. *See id.*

The mere fact that the Proposal is precatory in nature—that the Proposal "requests" the Board to implement the Promotion—does not defeat the claim for exclusion under Rule 14a-8(i)(2). As long as the Proposal's recommended action is one that the directors cannot lawfully implement, the format of the Proposal is irrelevant. The Staff has repeatedly permitted the exclusion of a precatory (or advisory) shareholder proposal if the action called for by the proposal would violate state, federal, or foreign law. *Ball Corp.* (Jan. 25, 2010) (precatory proposal to require declassified board excludable under Rules 14a-8(i)(2) and 14a8(i)(6)); *Northrop Grumman Corp.* (Mar. 13, 2007) (precatory proposal to amend bylaws to permit 10% to 25% of shareholders to call special meeting excludable under Rule 14a-8(i)(2)).

Moreover, the inclusion of language requesting that the Board of Directors act in a manner "consistent with their fiduciary duties and state law" does not prevent the Proposal from being excluded under Rule 14a-8(i)(2). The Staff has permitted the exclusion of proposals where, despite having such a "savings clause," there is no context in which implementation of the proposal would not cause the company to violate the law. *See, e.g., Lowe 's Companies, Inc.* (Mar. 10, 2011) (proposal regarding written consent excludable under Rule 14a-8(i)(2), despite language "to the fullest extent permitted by law" where there was no context in which it could be even partially implemented without violating North Carolina law); *Ball Corp.* (Jan. 25, 2010) (proposal to require declassified board excludable under Rules 14a8(i)(2) and 14a-8(i)(6) where proposal contained language "in compliance with applicable law"). There is no context in which the Promotion could be implemented within the laws of the state of California.

For these reasons and consistent with the Staff precedent described above, the Company respectfully submits that the Proposal be excluded pursuant to Rule 14a-8(i)(8)(v) because, if implemented, it would constitute a violation of California law.

2. The Proposal may be excluded under Rule 14a-8(i)(8)(v) because the Proposal could affect the outcome of the election of the Company's directors.

Rule 14a-8(i)(8) states that certain shareholder proposals relating to director elections may be excluded, including if the proposal "(iii) [q]uestions the competence, business judgment, or character of one or more nominees or directors" or "(v) [o]therwise could affect the outcome of the upcoming election of directors." The rule is meant to ensure that the shareholder proposal process is not used to circumvent more elaborate rules governing election contests. The Commission has expressly stated that "the principal purpose of this ground for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules...are applicable thereto." *Exchange Act Release No. 12598* (July 7, 1976).

The Staff has consistently permitted the exclusion of a shareholder proposal similar to the Proposal. In *Equus II Inc.* (avail. Feb. 24, 2000) ("*Equus II 2000*"), the Staff agreed with the exclusion of a proposal calling on the company to hire a proxy advisory firm to be chosen by shareholder vote with the purpose of providing voting recommendations to the company's shareholders. The company argued, among other things, that the proposal "appears to contemplate that the nominees for director at future shareholder meetings, whether contested or uncontested, would be evaluated by the proxy advisory firm, which would provide some recommendation as to an individual director's suitability." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(8). *See also Cirrus Logic Inc.* (July 18, 2000); *Bristol-Meyers Squibb Co.* (Feb. 24, 2000); *Citigroup Inc.* (Feb. 24, 2000); *Gillette Co.* (Feb. 24, 2000); *Warner-Lambert Co.* (Feb. 24, 2000); *Pfizer, Inc.* (Feb. 22, 2000). We note that in *Equus II Inc.* (avail. Mar. 6, 2001) ("*Equus II 2001*"), a similar proposal in the following year *explicitly excluded director elections* from the information solicited from the proxy advisor, and the subsequent no-action request did not argue that the revised proposal was excludable under Rule 14a-8(i)(8). *See also USEC Inc.* (Jan. 14, 2004); *Gillette Co.* (Feb. 1, 2001); *KB Home* (Feb. 1, 2001). Unlike the proposal in *Equus II 2001,* the Proposal does not specify that the proxy advisors would not provide advice on director elections. As a result, the Proposal could affect the outcome of director elections.

This Proposal, like in *Equus II 2000,* contemplates that the future director nominees, whether contested or uncontested, would be evaluated by the proxy advisory entrants to the proxy advisor contest. Since the purpose of the Proposal is for proxy advisory firms to give advice "on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting," and there is no express language to the contrary, the annual election of directors is among the items that the advisory firms would address.

Moreover, the Proposal's express purpose is to assist shareholders who "lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations." The advice from the proxy advisors may not follow directors' recommendations and could affect the outcome of the election of directors. Lastly, the Proposal cites a website address for an article that states in its opening paragraphs that implementing an arrangement such as that advocated in the Proposal would affect "voting influence on director elections."

For these reasons provided above, the Company respectfully submits that the Proposal be excluded pursuant to Rule 14a-8(i)(8)(v) because it could affect the outcome of the election of the Company's directors.

Conclusion

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Cisco excludes the Proposal from Cisco's proxy card and other proxy materials for its 2013 annual shareholders' meeting. Please direct any correspondence regarding this letter via e-mail to CorporateSecretary@cisco.com.

[*Remainder of Page Intentionally Left Blank*]

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (650) 335-7657 or Evan Sloves of Cisco at (408) 525-2061.

Sincerely,



Daniel J. Winnike, Esq.

Enclosures

cc: Evan Sloves, Cisco Systems, Inc.
James McRitchie

Exhibit A

Shareholder Proposal

From:	James McRitchie <jm@corpgov.net>
Sent:	Friday, May 17, 2013 1:47 PM
To:	corporatesecretary(mailer list)
Subject:	Rule 14a-8 proposal
Attachments:	McRitchie Cisco Cover Letter.pdf; McRitchie Cisco Broker Letter.pdf

Please find attached my Rule 14a-8 proposal and supporting documents, which I hereby submit electronically. I am also submitting them by express mail.

2 attachments —

McRitchie Cisco Cover Letter.pdf (includes text of proposal)

McRitchie Cisco Broker Letter.pdf

Thank you,

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

SMA & OMB Memorandum M-07- (phone)

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Phone: & OMB Memorandum M-07-16 *

Email: jm@corpgov.net

May 17, 2013

Cisco Systems, Inc.
Attn: Secretary
170 West Tasman Drive
San Jose, California 95134-1706
Via express mail; and email to: CorporateSecretary@cisco.com

Re: Rule 14a-8 shareowner proposal attached

Dear Sir/Madam:

I hereby submit my attached Rule 14a-8 proposal, in order to support the long-term performance of our company. My proposal is for the next annual shareowner meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied title and layout, is intended to be used for definitive proxy publication. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to jm@corpgov.net .

Sincerely,



5/17/2013

James McRitchie — Date

cc: Cisco Systems, Inc., Attn: General Counsel

PROXY ADVISOR COMPETITION

WHEREAS Cisco is so widely held that no principal shareowners or blockholders effectively monitor our Board;

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Cisco Systems, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting, with these features:

- The competition would offer multiple cash prizes totalling no more than $50,000.
- Winners would be determined by shareowner vote on the Cisco 2014 proxy.
- To insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee.

For example, the Board could choose competition rules such as:

- The competition could be announced and open for entries six months after the Cisco 2013 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Cisco website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Cisco begins to print and send its 2014 proxy materials.
- The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.
- The Cisco Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.
- It could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.
- The decision of whether to hold such a competition in subsequent years could be left open.

  (Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at ηττπ://ϖοτερμεδια.οργ/πυβλιχατιονσ.)

[end of shareowner proposal]

NOTES:

This proposal is believed to conform with SEC Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not Identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***


TD Ameritrade

May 17, 2013

James Mcritchie & Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter serves as confirmation that you have continuously held 300 shares of CSCO: Cisco Systems Inc Com in your TD Ameritrade account as of May 11, 2011.

TD Ameritrade Clearing Inc. (DTC number 0188) is the clearinghouse for TD Ameritrade

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

From:	James McRitchie <jm@corpgov.net>
Sent:	Saturday, May 18, 2013 9:27 AM
To:	corporatesecretary(mailer list)
Subject:	Rule 14a-8 proposal
Attachments:	McRitchieRevisedProxyAdvisorCompetitionProprosal.pdf

This corrects two typos in the proposal I submitted yesterday, 5/17/2013. Please replace that version with this one and e-mail me at jm@corpgov.net to confirm receipt of this revised version.

Please find attached (McRitchieRevisedProxyAdvisorCompetitionProposal-1.pdf) my Rule 14a-8 proposal and supporting documents, which I hereby submit electronically. I am also submitting them by first class mail.

Thank you.

Sincerely,

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Phone: & OMB Memorandum M-07-16 *
Email: jm@corpgov.net

May 18, 2013

Cisco Systems, Inc.
Attn: Secretary
170 West Tasman Drive
San Jose, California 95134-1706
Via first class mail; and email to: CorporateSecretary@cisco.com

Re: Rule 14a-8 shareowner proposal attached

Dear Sir/Madam:

This corrects two typos in the proposal submitted yesterday, 5/17/2013. Please replace that version with this one and e-mail me at jm@corpgov.net to confirm your receipt of this revised version.

I hereby submit my attached Rule 14a-8 proposal, in order to support the long-term performance of our company. My proposal is for the next annual shareowner meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied title and layout, is intended to be used for definitive proxy publication. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to jm@corpgov.net.

Sincerely,



5/18/2013

James McRitchie — Date

cc: Cisco Systems, Inc., Attn: General Counsel

PROXY ADVISOR COMPETITION

WHEREAS Cisco is so widely held that no principal shareowners or blockholders effectively monitor our Board;

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Cisco Systems, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting, with these features:

- The competition would offer multiple cash prizes totalling no more than $50,000.
- Winners would be determined by shareowner vote on the Cisco 2014 proxy.
- To insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee.

For example, the Board could choose competition rules such as:

- The competition could be announced and open for entries six months after the Cisco 2013 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Cisco website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Cisco begins to print and send its 2014 proxy materials.
- The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.
- The Cisco Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.
- It could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.
- The decision of whether to hold such a competition in subsequent years could be left open.

  (Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at http://votermedia.org/publications.)

[end of shareowner proposal]

NOTES:

This proposal is believed to conform with SEC Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

Ameritrade



May 17, 2013

James Mcritchie & Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter serves as confirmation that you have continuously held 300 shares of CSCO: Cisco Systems Inc Com in your TD Ameritrade account as of May 11, 2011.

TD Ameritrade Clearing Inc. (DTC number 0188) is the clearinghouse for TD Ameritrade

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

<u>Exhibit B</u>

Legal Opinion of Fenwick & West LLP


Fenwick
FENWICK & WEST LLP

555 CALIFORNIA STREET, 12TH FLOOR SAN FRANCISCO, CA 94104
TEL: 415.875.2300 FAX: 415.281.1350 WWW.FENWICK.COM

June 26, 2013

ATTORNEY-CLIENT PRIVILEGED AND ATTORNEY WORK PRODUCT

Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

Re: Validity of James McRitchie shareholder proposal for proxy advisor promotion

In our role as California counsel for Cisco Systems, Inc., ("Cisco") we are providing the below analysis that you have requested, regarding whether Cisco shareholder James McRitchie's May 18, 2013 Proposal to hold a proxy advisor competition (the "Promotion"), at Cisco's 2014 annual meeting, violates the laws of the State of California.

Summary

As proposed, it is our opinion that the Promotion would violate California law (specifically Cal. Penal Code §§ 319 *et seq.*) because it contains all three elements of an illegal lottery: consideration, prize, and chance. The terms of the Promotion require participants to pay an entry fee for an opportunity to win cash prizes, and winning depends primarily on chance because there are no sufficient criteria and standards for evaluating and selecting a winner.

Background and assumptions

In connection with this opinion letter, we have examined a copy of the Proposal attached as Exhibit A. We have also copied the text below:

PROXY ADVISOR COMPETITION

WHEREAS Cisco is so widely held that no principal shareowners or blockholders effectively monitor our Board;

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Cisco Systems, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting, with these features:

- *The competition would offer multiple cash prizes totalling no more than $50,000.*
- *Winners would be determined by shareowner vote on the Cisco 2014 proxy.*
- *To insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee.*

For example, the Board could choose competition rules such as:

- *The competition could be announced and open for entries six months after the Cisco 2013 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Cisco website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Cisco begins to print and send its 2014 proxy materials.*
- *The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.*
- *The Cisco Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.*
- *It could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.*
- *The decision of whether to hold such a competition in subsequent years could be left open.*

  (Further information on proxy advisor competitions: "Proxy Voting Brand Competition," Journal of Investment Management, First Quarter 2007; free download at http://votermedia.org/publications.)

Assumptions

For the analysis provided in this letter, we have assumed that the copy of the Proposal you provided us conforms to the original Proposal as made by James McRitchie and was submitted in a manner and form that complies with all applicable laws, rules, and regulations aside from the law discussed below.

We have not reviewed any documents other than the Proposal, and we assume that no other documents exist that modify, amend, or conflict with the Proposal. We also assume that the Promotion, if actually carried out, would adhere to the terms and conditions stated in the Proposal.

We have conducted no independent factual investigation of our own, but rather have relied solely upon the Proposal, the statements and information set forth therein, and the additional factual matters stated in this letter, all of which we assume to be true, complete and accurate.

As you have requested, our analysis is only under California law, and the result could differ in other jurisdictions.

Analysis

Applicability of California Law

The Proposal does not limit eligibility for participation in the Promotion to residents outside California, and we presume that the Promotion will be "announced" and targeted at, and open to, potential entrants throughout the United States, including California. Cisco would subject the Promotion to the promotion and lottery laws of California by offering the Promotion to residents of California. *See, e.g., Haskell v. Time, Inc.*, 965 F. Supp. 1398, 1403 (E.D. Cal. 1997) (which held that a California resident had standing to bring a claim alleging that defendants' sweepstakes were illegal lotteries under California law, based on defendants' sweepstakes offers mailed to consumers in California and other states).

California Law Regarding Lotteries

The California Constitution, article IV, section 19, subdivision (a) states that "[t]he Legislature has no power to authorize lotteries and shall prohibit the sale of lottery tickets in the State."[1] The Penal Code also prohibits lotteries and the sale of all lottery tickets. Cal. Penal Code §§ 319–320.

The three elements of an illegal lottery under California state law are consideration, prize, and chance. *Hotel Emps. & Rest. Emps. Int'l Union v. Davis*, 21 Cal.4th 585, 592 (Cal. 1999); *see also* Cal. Penal Code § 319 (defining lottery as "any scheme for the disposal or distribution of property by chance, among persons who have paid or promised to pay any valuable consideration for the chance of obtaining such property or a portion of it."). "Consideration" is the fee (in the form of money or anything else of value) that a participant pays the operator for entrance. *See Cal. Gas. Retailers v. Regal Petroleum Corp.*, 50 Cal. 2d 844, 853-854, 857-862 (1958). "Chance" means that winning and losing depend on luck and fortune rather than, or at

---

[1] California has three major exceptions to the prohibition on lotteries, but none of those exceptions apply here. The California Constitution authorizes the California State Lottery and empowers the Legislature to authorize cities and counties to allow bingo for charitable purposes. Cal. Const., Art. IV, section 19; Cal. Penal Code § 326.5. The third exception permits a raffle conducted by a non-profit, tax-exempt organization for a charitable purpose. Cal. Penal Code § 320.5.

least more than, judgment and skill. *Finster v. Keller*, 18 Cal. App. 3d 836, 844-845 (Cal. Ct. App. 1971); *People v. Hecht*, 119 Cal. App. Supp. 778, 784-787 (1931). "Prize" encompasses property that the operator offers to distribute to one or more winning participants and not to keep for himself. *W. Telcon, Inc. v. Cal. State Lottery*, 13 Cal. 4th 475, 485-88 (1996). California state law states that "[e]very person who contrives, prepares, sets up, proposes, or draws any lottery, is guilty of a misdemeanor." Cal. Penal Code § 320.

Consideration

Under California law, "consideration" is present in a prize promotion if entrants must pay a "fee (in the form of money or anything else of value)" to participate. *Hotel Emps. & Rest. Emps. Int'l Union*, 21 Cal.4th at 592.[2]

Here, the Proposal states that "[t]o insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee." Further, it provides by way of example that "[t]he entry fee could be $2,000." The entry fee, whether in the form of money as provided by the example or in the form of anything else of value, constitutes consideration. *See* 21 Cal. 4th at 592.

Prize

A "prize" is present in a promotion if there is an offer by the promoter to distribute property to one or more winning participants. *Hotel Emps. & Rest. Emps. Int'l Union*, 21 Cal.4th at 592. Here, the Promotion clearly includes "prizes" in the form of cash payments totaling no more than $50,000 to winning participants. We note that because shareholders may cast abstentions or disapprovals, it is possible that no entrant wins and thus no prize would be actually paid. But even if not paid, the "prize" would still exist under California law because it was *offered*. *See id.* ("'Prize' encompasses property that the operator *offers* to distribute") (emphasis added).

Chance

Under California law, "'[c]hance' means that winning and losing [the promotion] depend on luck and fortune rather than, or at least more than, judgment and skill." *Id.* (citing *Finster v. Keller*, 18 Cal. App. 3d 836, 844-845 (Cal. Ct. App. 1971); *People v. Hecht*, 119 Cal. App. Supp. 778, 784-787 (Cal. Ct. App. 1931). Significantly, it "is the character of the game rather than a particular player's skill or lack of it that determines whether the game is one of chance or skill." *In re Allen*, 59 Cal. 2d 5, 6 (1962); the "test is not whether the game contains an element of

---

[2] With respect to whether consideration is present in a lottery, the time or effort that an entrant expends to enter a prize promotion might constitute consideration. *Hotel Emps. & Rest. Emps. Int'l Union*, 21 Cal.4th at 592 (defining consideration from entrant as money or "anything else of value"); *see also People v. Shira*, 62 Cal. App. 3d 442, 447 (Cal. Ct. App. 1976) (finding that consideration existed where entrants could pay or else had to toss a ring over a peg in order to get a "free" entry card for the prize promotion). Here, although the Proposal suggests that "there need be no formal requirement" for each proxy advisor to "publish advice on its website regarding the Cisco 2014 proxy," putting forth significant time and effort to provide that proxy advice may effectively constitute consideration.

chance or an element of skill but which of them is the dominating factor in determining the result of the game." *Id.*

Chance dominates promotions when the standards or criteria for determining winners are not clear and sufficiently objective. By way of illustration, in *People v. Rehm*, the court found that a contest to pick the "best and most appropriate" titles for six cartoons was a game of chance "because the elements of a bona fide contest of skill [were] not present." *People v. Rehm*, 13 Cal. App. 2d Supp. 755, 757 (Cal. Ct. App. 1936). Because the promotion provided "no standard by which one title can be said to be either 'best' or 'more appropriate' than all others," the court held that the selection of a winner depended "not on his skill in picking titles, but upon the chance that the [titles] he selected happened to be also the [titles] that the judges selected." *Id.* at 758.

Here, as discussed above, the Promotion merely asks voters to pick the proxy advisors that

> "deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes . . . will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice)."

Like the contest in *Rehm*, the Promotion, as proposed, does not provide or suggest any standards that judges (*i.e.*, shareholders that opt to cast approval votes) can use when they are evaluating participants and making winner selections. *See id.* Indeed, as proposed, the Promotion does not even require a proxy advisor entrant to provide any advice: the Proposal states that "[i]t could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so." By asking shareholders which entrants "deserve" a prize, the winners could be decided merely on popularity. The phrase "usefulness of information" is vague and ambiguous, with no objective criteria to guide a shareholder's decision. For example, one shareholder may find advice useful because of its brevity, while another might find advice useful because of its length or detail. Furthermore, because the number of votes by each shareholder is unrestricted (and do not rank entries), it is possible that the votes cast do not reflect an opinion that one set of advice is more useful than any other, but rather just reflect popularity.

Because the number and identity of shareholders who may decide to cast approval votes is indeterminate, and the criteria that they may or may not use in casting votes are also indeterminate, the selection of a winner is predominated by chance. Because no express standards or criteria exist for selecting the winner, proxy advisors who participate in the Promotion have no idea on what basis (or supposed skill) the winner might be selected. The proxy advisors therefore cannot exercise greater skill to meet the (nonexistent) standards or criteria to affect their likelihood of winning. Because the outcome of the Promotion is dominated by luck or chance, rather than judgment and skill, it is a game of chance under California law. *See id.*

Conclusion

As discussed above, it is our opinion that the proposed Promotion would violate California state law because it contains all three elements of an illegal lottery: consideration, prize, and chance. It would require entrants to pay an entry fee for an opportunity to win cash prizes, and chance dominates the process of selecting a winner because the Proposal includes no sufficient standards for evaluating and selecting winning entries.

The foregoing analysis is limited to the law of California. We have not reviewed, nor is our analysis based on any examination of the laws of any other jurisdiction, and we expressly disclaim responsibility for advising you as to the effect, if any, that the laws of any other jurisdiction may have on our analysis in this letter. That analysis (a) is limited to matters expressly stated herein, and no other opinions may be implied or inferred, including that we have performed any actions in order to provide the legal analysis in this letter other than as expressly set forth, and (b) is as of the date of this letter. We disclaim any obligation to update this letter for events and circumstances occurring after the date of this letter or as to facts relating to prior events that are subsequently brought to our attention. This letter is being rendered only to you and is solely for your benefit in connection with the Proposal. This letter may not be used or relied on for any other purpose or by any other person or entity without our prior written consent. You may refer to and produce a copy of this letter in connection with the review of the Proposal by a regulatory agency having supervisory authority over you, in connection with the assertion of a claim or defense as to which this letter is relevant and necessary and in response to a court order.

Very truly yours,

Fenwick & West LLP

Exhibit A

PROXY ADVISOR COMPETITION

WHEREAS Cisco is so widely held that no principal shareowners or blockholders effectively monitor our Board;

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Cisco Systems, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Cisco 2014 annual shareowners meeting, with these features:

- The competition would offer multiple cash prizes totalling no more than $50,000.
- Winners would be determined by shareowner vote on the Cisco 2014 proxy.
- To insulate advisor selection from influence by Cisco's management, any person or organization could enter by paying an entry fee.

For example, the Board could choose competition rules such as:

- The competition could be announced and open for entries six months after the Cisco 2013 annual shareowners meeting. Each entry could be announced publicly, promptly after it is received. Entries' names and website addresses (linked) could be shown promptly on a publicly accessible Cisco website page, in chronological order of entry. Entry deadline could be a reasonably brief time before Cisco begins to print and send its 2014 proxy materials.
- The competition could offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000. The entry fee could be $2,000.
- The Cisco Board could include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Cisco shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Cisco shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered could be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes could get first prize, and so on.
- It could be expected that each proxy advisor would publish advice on its website regarding the Cisco 2014 proxy, but there need be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation could be considered sufficient motivation for giving quality advice.
- The decision of whether to hold such a competition in subsequent years could be left open.

  (Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management,* First Quarter 2007; free download at http://votermedia.org/publications.)